

07001843

UNIT[ED STATES]
SECURITIES AND E[XCHANGE COMMISSION]
Washing[ton]

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden	
Hours per response	.... 12.00



SEC MAIL PROCESSING
RECEIVED
MAR 2 2007
WASH, D.C. 152 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51850

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LiquidPoint, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 South Wacker Drive
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony J. Saliba — 312.986.2006
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

PROCESSED
APR 13 2007
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Anthony J. Saliba, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LiquidPoint, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the
22nd day of February 2007

Notary Public



OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009



Signature

Manager
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

McGladrey & Pullen
Certified Public Accountants

LiquidPoint, LLC

Statement of Financial Condition

December 31, 2006

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

LiquidPoint, LLC
Table of Contents
December 31, 2006

McGladrey & Pullen

Certified Public Accountants

Independent Auditors' Report

Members of
LiquidPoint, LLC

We have audited the accompanying statement of financial condition of LiquidPoint, LLC as of December 31, 2006 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of LiquidPoint, LLC as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.



Chicago, Illinois
February 28, 2007

LiquidPoint, LLC
Statement of Financial Condition
December 31, 2006

Assets

Cash and cash equivalents	$ 1,380,344
Receivable from clearing brokers	226,104
Fees receivable	2,070,367
Furnishings, equipment, software and leasehold improvements, net	468,050
Goodwill	301,168
Other assets	17,594
Total assets	$ 4,463,627

Liabilities and Members' Equity

Liabilities	
Accounts payable and accrued expenses	$ 176,375
Due to affiliate	714,915
Total liabilities	891,290
Members' equity	3,572,337
Total liabilities and members' equity	$ 4,463,627

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Business—LiquidPoint, LLC (the "Company") is a registered broker-dealer that provides to other broker-dealers options execution and brokerage services on all major U.S. options exchanges. The Company also licenses software and provides services that facilitate options trading.

Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents—The Company considers all highly liquid debt investments acquired with a maturity of three months or less to be cash equivalents.

Goodwill—Goodwill represents the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed. The Company tests goodwill for impairment annually or whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

Income Recognition—Securities transactions and the related brokerage revenue and expenses are recorded on trade date. Up-front license fees are recognized as income at inception of the agreement, and interaction fees are recognized on trade date.

Depreciation and Amortization—Furnishings and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. Software is being depreciated on a straight-line basis over three years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful lives of the assets or the lease term.

Membership Unit-Based Compensation—On January 1, 2006, the Company adopted Statement of Financial Accounting Standards (SFAS) 123(R), *Share-Based Payment*, which requires the measurement and recognition of compensation expense, based on estimated fair values, for all ownership unit-based awards made to employees and directors, including unit options and nonvested units.

As a nonpublic company that previously used the minimum-value method to account for unit-based payments prior to the adoption of 123(R), the Company is required to use the prospective-transition method. Under the prospective-transition method, the Company has continued to account for nonvested unit awards outstanding at the date of adoption of 123(R) using the intrinsic-value method under APB Opinion No. 25 which is the same manner as they had been accounted for prior to adoption. All awards granted, modified or settled after the date of adoption have been accounted for using the measurement, recognition and attribution provisions of 123(R).

Because unit-based compensation expense is based on awards that are ultimately expected to vest, unit-based compensation expense must be reduced to account for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Note 1 Nature of Operations and Significant Accounting Policies, *Continued*

To calculate option-based compensation under SFAS 123(R), the Company used the Black-Scholes option pricing model, which it had previously used for valuation of option-based awards for its pro forma information required under SFAS 123 for periods prior to fiscal 2006. The Company's determination of fair value of option-based awards on the date of grant using the Black-Scholes model is affected by the Company's unit price as well as assumptions regarding a number of subjective variables. These variables include, but are not limited to the Company's actual and projected employee unit option exercise behaviors. As a privately-held company, the Company has elected to measure the fair value of unit options using the minimum value method.

Income Taxes—The Company is treated as a partnership for federal income tax purposes. Consequently, the Company does not pay federal income taxes on its earnings. Members are taxed individually on their respective shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the provisions of the operating agreement.

Note 2 Furnishings, Equipment, Software and Leasehold Improvements

Furnishings, equipment, software and leasehold improvements at December 31, 2006 consist of:

Furnishings and equipment	$ 1,272,131
Software	1,218,061
Leasehold improvements	42,270
	2,532,462
Accumulated depreciation and amortization	(2,064,412)
	$ 468,050

Note 3 Members' Equity

Pursuant to the Company's operating agreement, the Company allocates profits and losses to its members based on their respective ownership percentages. In the event an additional member or members are admitted to the Company, the membership percentages shall be determined by the Manager. The Manager has the right to determine, in his sole discretion, the contribution to be made by a member for its percentage interest. Distributions are determined by the Manager and are distributed based on each member's ownership percentage at the time the distributions are made.

Members may not transfer any of their membership interests, except as set forth in the operating agreement or written consent of the Manager. Upon written request received 90 days prior to the end of a calendar month, members may redeem their interests based on the value at the close of business on the last business day of any calendar month. Payments for redemptions are paid in two equal installments. The first installment is paid 30 days after the redemption date and the second installment is paid 60 days after the redemption date. Members may not redeem their interest within the first 12 months of becoming a member of the Company.

Note 4 Major Customers

Two customers accounted for approximately 18 percent and 17 percent of total revenue.

Note 5 Unit Purchase Program

The Company has an employee incentive ownership program (the "Program") under which options to purchase units of nonvoting member ownership interests in the Company may be granted. The total number of units that may be granted pursuant to the Program shall not exceed 10 percent of the total units in the Company.

The Manager of the Company has the sole discretion to determine, authorize, and designate the eligibility of employees of the Company to participate in and receive options to purchase units, to establish the date of eligibility, and to determine the number of unit options and the terms thereof. The Manager also has sole discretion to determine the dates on which the unit options will vest and the strike price of the unit options granted under the Program.

All unit options scheduled to vest on the next vesting date will automatically vest upon death or disability. Upon termination for other than cause, death, or disability, a pro rata portion of unit options scheduled to vest will vest on the next vesting date. Except for unit options vesting on the next vesting date, the right to purchase units on any subsequent vesting dates will automatically terminate upon termination, death, or disability. However, in the event of an acquisition of more than 50 percent of the outstanding units of the Company, all unvested options will fully vest immediately preceding such acquisition.

At December 31, 2006, the Program has 300,895 unit options available for granting. A summary of the outstanding units is presented below:

	Number of Unit Options	Weighted Average Exercise Price
Outstanding, beginning of year	1,921,000	$ 0.05
Granted	473,390	0.06
Exercised	(1,565,967)	0.06
Unit options forfeited by the employees	(182,500)	0.06
Outstanding, end of year	645,923	0.06
Unit options exercisable, end of year	206,590	0.06

Note 5 Unit Purchase Program, *Continued*

On January 1, 2006, the Company adopted SFAS 123(R), which requires the measurement and recognition of compensation expense, based on estimated fair values, for all unit-based payments awards made to the Company's employees and directors including unit options and unvested unit options.

Prior to the adoption of SFAS 123(R), the Company accounted for unit-based awards to employees and directors using the intrinsic value method in accordance with APB 25, as allowed under SFAS 123, *Accounting for Stock-Based Compensation*. In accordance with the intrinsic value method, no unit-based compensation expense was recognized in the Company's statements of operations because the exercise price of all of the Company's unit options granted to employees and directors equaled the fair market value of the underlying units at the grant date.

If the Company had recognized compensation expense over the relevant service period under the fair value method consistent with the provisions of SFAS 123, *Accounting for Stock Based Compensation*, as amended by SFAS 148, *Accounting for Stock Based Compensation-Transition and Disclosure*, with respect to unit options granted prior to January 1, 2006, the pro forma effect of recognizing compensation expense would not have impacted members' equity at December 31, 2006.

The fair value of each option award is estimated on the date of grant using the Black-Scholes Option Pricing Model, with the following assumptions for the year ended December 31, 2006:

Volatility	32.3 %
Expected life (years)	2.1
Risk-free interest rate	4.0 %
Expected dividend yield	0.0 %

Unit-based compensation expense subsequent to the adoption of SFAS 123(R) is recognized in the statement of operations based on awards ultimately expected to vest and may be reduced for estimated forfeitures. Forfeitures were estimated based on the Company's historical experience. During 2006, the Company estimated no forfeitures for the unit options that were granted in 2006.

Note 6 Employee Benefit Plan

The Company has a 401(k) plan covering all eligible employees, as defined by the plan. Under the plan, participants may voluntarily contribute a portion of their wages on a tax-deferred basis. The Company may make discretionary matching or profit sharing contributions to the plan. The Company also makes a nonelective contribution equal to 3 percent of compensation during each plan year.

Note 7 Commitments

The Company leases office space under an operating lease that expires September 2010. At December 31, 2006, minimum annual rental commitments, exclusive of additional payments that may be required for certain increases in operating and maintenance costs, are as follows.

2007	$ 77,545
2008	79,856
2009	82,236
2010	63,045
	$ 302,682

Note 8 Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 9 Related-Party Transactions

Effective January 1, 2005, the Company acquired a company affiliated through common ownership. In connection with the acquisition, the Company assumed debt due to another affiliated entity. The debt was then restructured under an agreement whereby the Company converted the debt to ownership units. The agreement provides that the Company has the right to repurchase the units for the amount of the debt, plus certain other fees. In October 2006, the Company exercised its right and repurchased the ownership units for $427,440. The Company also has agreements with this affiliate whereby the Company pays routing and licensing fees. As of December 31, 2006, $714,915 is due to this affiliate.

The Company also receives execution services, brokerage and clearing services from another broker-dealer that is affiliated with an 11 percent owner of the Company. The Company also provides licensing and facilities management services to this broker-dealer. As of December 31, 2006, approximately $42,000 of fees receivable is due from this broker-dealer.

Note 10 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $100,000, whichever is greater, as these terms are defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2006, the Company had net capital and net capital requirements of approximately $1,268,000 and $100,000, respectively. The net capital rule may effectively restrict the payment of cash distributions.

END